NEWS RELEASE
CROSS LAKE MINERALS LTD.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

October 2, 2007

12(g) No. 82-2636
Symbol CRN-T

Drilling Continues to Expand the AT Zone
Porcher Island Project, B.C.

October 2, 2007 - Vancouver, British Columbia - Cross Lake Minerals Ltd. ("Cross Lake" or the "Company") is pleased to announce further drill results from the AT Zone on the Porcher Island Property (the "Property").

Diamond Drill Holes CL-07-30 to 33 were drilled to confirm and further extend the gold bearing quartz veins within the AT Zone to the west and at depth. Holes CL-07-30 to 33 are at the western end of the historic drilling. Targets were to the southwest from previous drilling by Cross Lake, and show the continuity of the system laterally and at depth. The following table summarizes the significant results from drill holes CL-07-30 to 33:

Drill Hole	From (m)	To (m)	Interval (m)	Gold (g/t)
CL-07-30	**116.27**	**117.47**	**1.20**	**12.22**
and	170.37	171.37	1.00	7.73
and	224.85	225.85	1.00	5.44
and	229.93	233.48	3.55	2.36
including	229.93	231.48	1.55	3.46
and	**251.63**	**255.63**	**4.00**	**9.04**
CL-07-31	61.61	62.61	1.00	4.31
CL-07-32	62.00	63.20	1.20	4.36
and	**98.02**	**99.22**	**1.20**	**14.05**
and	200.15	201.15	1.00	5.57
and	211.21	212.71	1.50	3.53
CL-07-33	115.46	117.35	1.89	3.58
and	214.09	217.33	3.24	3.22
and	221.88	224.03	2.15	5.17
and	**252.46**	**254.41**	**1.95**	**18.92**

Note: True width is estimated to be 70-75% of the drilled interval.

.../Cont'd.

These results have confirmed the continuity and excellent grade of the gold bearing vein system and will be used to further expand the AT Zone. Encouraged by the results obtained to date, Cross Lake is analyzing the data in preparation for another drill program that is scheduled to commence this fall.

The Porcher Island Property, at the northwest corner of Porcher Island, is located in the Skeena Mining Division, 35 kilometres south-southwest of Prince Rupert, British Columbia. Active mining took place on the Porcher Island Property during the 1920's and 30's under the names Edye Pass and Surf Point Mines. From 1975 to 1988 extensive exploration by E and B Exploration and Cathedral Gold Corporation resulted in a reported drill outlined mining reserve of 623,095 tons grading (cut and diluted) 0.20 oz/t gold over an average mining width of 11 feet. This reported resource was all above the 1015 adit level and as such still accessible from underground. Furthermore the vein system continues at depth indicating a reported potential for an additional 900,000 tons at similar grades to a depth of 1,000ft below surface in the AT Zone. Within this resource, there are significant high grade intercepts which contain multi ounce material over mineable widths. These resources are historic in nature and were compiled before NI-43-101 and the Company has not verified these results therefore they should not be relied upon. Cross Lake believes these historical results provide an indication of the potential of the Property and are relevant to ongoing exploration.

Assaying is completed at ACME Analytical Laboratories Ltd. using initial fire assaying (group 3B) followed by metallic gold assay of samples greater than 5g/t gold. Exploration work is conducted under the supervision of the Company's Qualified Person and Vice President, Exploration Jim Miller-Tait, P.Geo. Cross Lake is operator of the Project and holds a 65% working interest with Joint Venture Partner Imperial Metals Corporation holding a 35% working interest.

For further information, please contact:

Cross Lake Minerals Ltd.
Gordon A. Keevil – President
(604) 687-2038 or visit our website at www.crosslakeminerals.com

CROSS LAKE MINERALS LTD.

TSX: CRN

Date:		**Fax:**	202-777-1030
To:	Securities & Exchange Commission	**Pages:**	
Attention:			
From:	Gordon Keevil		
Re:	News Releases		

STRICTLY CONFIDENTIAL

Please deliver to addressee immediately

Please see the attached.

1255 West Pender Street
Vancouver, BC V6E 2V1
Phone: (604) 687-2038 Fax: (604) 687-3141

END